FORM 11-K

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1994

                                      OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number  0-16452

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                      A. P. GREEN HOURLY INVESTMENT PLAN

                            (address same as below)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          A. P. Green Industries, Inc.
                                Green Boulevard
                            Mexico, Missouri 65265

                      A. P. GREEN HOURLY INVESTMENT PLAN

                      Financial Statements and Schedules

                          December 31, 1994 and 1993

                  (With Independent Auditors' Report Thereon)

                      A. P. GREEN HOURLY INVESTMENT PLAN

                       Table of Contents and Definitions





Table of Contents:
   Independent Auditors' Report

   Statement of Assets Available for Plan Benefits, With Fund Information,
     December 31, 1994

   Statement of Assets Available for Plan Benefits, With Fund Information,
     December 31, 1993

   Statement of Changes in Assets Available for Plan Benefits, With Fund
     Information, Year ended December 31, 1994

   Statement of Changes in Assets Available for Plan Benefits, With Fund
     Information, Year ended December 31, 1993

   Notes to Financial Statements, December 31, 1994 and 1993

                                                                    Schedule

   Investments at End of Plan Year, December 31, 1994                   1

   Party-in-Interest Transactions                                       *

   Obligations in Default                                               *

   Leases in Default                                                    *

   Reportable Transactions, Year ended December 31, 1994                2

   Assets Acquired and Disposed of During the Plan Year                **


   * There were no party-in-interest transactions, except for those disclosed in Schedules 1 and 2, during the plan year ended December 31, 1994 or obligations or leases in default at December 31, 1994.

  ** There were no assets acquired and disposed of during the plan year ended
     December 31, 1994 which require separate disclosure on this schedule.


Definitions:
   Plan               - A. P. Green Hourly Investment Plan

   Plan Administrator - Benefits Administration Committee

   Trustee            - Mercantile Bank of St. Louis N.A.

   Company            - A. P. Green Industries, Inc.

   ERISA              - Employee Retirement Income Security Act of 1974

                         Independent Auditors' Report

Benefits Administration Committee
A. P. Green Industries, Inc.:

We have audited the accompanying statements of assets available for plan benefits, with fund information of the A. P. Green Hourly Investment Plan (the
Plan) as of December 31, 1994 and 1993, and the related statements of changes in assets available for plan benefits, with fund information for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits, with fund information as of December 31, 1994 and 1993, and the changes in assets available for plan benefits, with fund information for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments at end of plan year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of assets available for plan benefits, with fund information and the statement of changes in assets available for plan benefits, with fund information is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ KPMG Peat Marwick LLP

St. Louis, Missouri
May 19, 1995

                      A. P. GREEN HOURLY INVESTMENT PLAN

               Statement of Assets Available for Plan Benefits,
                             With Fund Information

                               December 31, 1994

                              Common   Guaranteed  Equity  Balanced
                               stock     income    index     fund     Total
                               -----     ------    -----     ----     -----
Investments:
 Marketable, at fair value:
   Common stocks           $ 1,309,485      -        -        -     1,309,485
   Mutual funds                   -      537,429     -     564,148  1,101,577
 Money market funds, at
   cost which approximates
   fair value                  122,251   378,365    5,217  214,417    720,250
                             ---------   -------    -----  -------  ---------
    Total investments        1,431,736   915,794    5,217  778,565  3,131,312

Accrued interest and
 dividends receivable              106       179        9      105        399
Contributions receivable        13,572     7,798    8,962    6,974     37,306
                             ---------   -------   ------  -------  ---------
      Assets available
        for plan benefits  $ 1,445,414   923,771   14,188  785,644  3,169,017
                             =========   =======   ======  =======  =========

See accompanying notes to financial statements.

                      A. P. GREEN HOURLY INVESTMENT PLAN

               Statement of Assets Available for Plan Benefits,
                             With Fund Information

                               December 31, 1993

                                Common  Guaranteed  Equity  Balanced
                                 stock    income    index     fund     Total
                                 -----    ------    -----     ----     -----
Investments:
 Marketable, at fair value:
   Common stocks              $  993,308     -        -        -       993,308
   Mutual funds                     -     346,895  475,925  444,618  1,267,438
 Money market funds, at
   cost which approximates
   fair value                         20    5,112        5    4,823      9,960
                               ---------  -------  -------  -------  ---------
    Total investments            993,328  352,007  475,930  449,441  2,270,706
Cash                               5,366     -       5,217     -        10,583
Accrued interest and
   dividends receivable               13        9    5,120        8      5,150
Contributions receivable          12,424    6,447    8,657    7,718     35,246
                               ---------  -------  -------  -------  ---------
      Assets available
        for plan benefits     $1,011,131  358,463  494,924  457,167  2,321,685
                               =========  =======  =======  =======  =========

See accompanying notes to financial statements.

                      A. P. GREEN HOURLY INVESTMENT PLAN

                        Statement of Changes in Assets
              Available for Plan Benefits, With Fund Information

                         Year ended December 31, 1994


                             Common   Guaranteed  Equity  Balanced
                              stock     income    index     fund     Total
                              -----     ------    -----     ----     -----
Additions:
   Employer contributions  $  150,154      -        -        -       150,154
   Employee contributions     158,183   165,930  206,956  170,217    701,286
   Interest and dividends      15,665       290    8,838   15,785     40,578
   Net appreciation (depre-
     ciation) in fair value
     of investments            38,853    26,781    3,840  (25,303)    44,171
   Net transfers from/(to)
     various plan funds, net  113,201   382,556 (687,660) 191,903        -
   Other miscellaneous
     receipts                      23        12     -       3,803      3,838
                            ---------   -------  -------  -------    -------
      Total additions         476,079   575,569 (468,026) 356,405    940,027
                            ---------   -------  -------  -------    -------
Deductions:
   Benefits paid to parti-
     cipants                  (39,614)  (10,252) (12,698) (27,919)   (90,483)
   Fees and expenses              (16)       (9)     (12)      (9)       (46)
   Investments distributed
     in-kind                   (2,166)     -        -        -        (2,166)
                            ---------   -------  -------  -------    -------
      Total deductions        (41,796)  (10,261) (12,710) (27,928)   (92,695)
                            ---------   -------  -------  -------    -------
      Net increase (decrease)
         in assets available
         for plan benefits    434,283   565,308 (480,736) 328,477    847,332
Assets available for plan
   benefits:
     Balance, beginning
       of year              1,011,131   358,463  494,924  457,167  2,321,685
                            ---------   -------  -------  -------  ---------
     Balance, end of year  $1,445,414   923,771   14,188  785,644  3,169,017
                            =========   =======  =======  =======  =========

See accompanying notes to financial statements.

                      A. P. GREEN HOURLY INVESTMENT PLAN

                        Statement of Changes in Assets
              Available for Plan Benefits, With Fund Information

                         Year ended December 31, 1993


                             Common   Guaranteed  Equity  Balanced
                              stock     income    index     fund      Total
                              -----     ------    -----     ----      -----
Additions:
   Employer contributions  $  128,533      -        -         -       128,533
   Employee contributions     121,143   130,948  174,048   141,504    567,643
   Interest and dividends       3,432       143   10,483    12,279     26,337
   Net appreciation in fair
     value of investments     358,221    18,588   26,389    12,539    415,737
   Net transfers from/(to)
     various plan funds         1,706   (24,550)  (1,069)   23,913       -
   Other miscellaneous
     receipts                     323        20     -        1,749      2,092
                            ---------   -------  -------   -------  ---------
      Total additions         613,358   125,149  209,851   191,984  1,140,342
                            ---------   -------  -------   -------  ---------
Deductions:
   Benefits paid to par-
     ticipants                (35,698)  (26,410) (20,538)   (9,111)   (91,757)
   Fees and expenses              (19)      (14)     (14)      (21)       (68)
                            ---------   -------  -------   -------  ---------
      Total deductions        (35,717)  (26,424) (20,552)   (9,132)   (91,825)
                            ---------   -------  -------   -------  ---------
      Net increase in
         assets avail-
         able for plan
         benefits             577,641    98,725  189,299   182,852  1,048,517
Assets available for plan
   benefits:
     Balance, beginning
       of year                433,490   259,738  305,625   274,315  1,273,168
                            ---------   -------  -------   -------  ---------
     Balance, end of year  $1,011,131   358,463  494,924   457,167  2,321,685
                            =========   =======  =======   =======  =========


See accompanying notes to financial statements.

                      A. P. GREEN HOURLY INVESTMENT PLAN

                         Notes to Financial Statements

                          December 31, 1994 and 1993


(1)   Summary of Significant Accounting Policies

      (a)   Description of the Plan
            -----------------------
            The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

            The Plan was created January 1, 1991.  When established, each employee subject to a collective bargaining agreement between the Company and Local 790, Aluminum Brick and Glass Workers, was eligible to participate. In addition, the hourly employees of the Company's Bessemer and Little Rock divisions are also eligible to participate in the Plan. Effective July 1, 1993, the hourly employees of the Company's Oak Hill and Sulphur Springs plants became eligible to participate in the Plan. On August 1, 1994, the Company acquired substantially all of the assets and assumed most of the liabilities of the refractory operations of General Refractories Company and its affiliated companies (collectively referred to as "General"). Effective on that date, all U. S. hourly employees of General became eligible to participate in the Plan.

            The Plan was established to enable eligible employees to
              accumulate their own funds, share in the contributions of their employers, and acquire an interest in the stock of the Company.

            The Plan's funds are administered under the terms of a trust agreement with the Trustee. The trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the year.

            In 1994 and 1993, employee contributions were invested by the
              Trustee in one of four funds as directed by the participant:
              (a) common stock of the Company (common stock fund); (b) a fixed income fund which provides investments in deposits of life insurance companies; group annuity contracts of life insurance companies; or common, commingled, or collective trust funds maintained by the Trustee (guaranteed income fund); (c) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's Composite 500 Index (equity index fund); or (d) debt and equity securities' portfolios (mutual funds) managed by the Trustee (balanced fund). Effective January 1, 1995, the Plan ceased using the Vanguard Index Trust 500 Fund (equity index fund) and began offering participants the option of investing in Arch Funds and Fidelity
              Funds.   Participants now have a total of nine mutual funds in
              addition to the common stock of the Company in which to invest.

                                                                (Continued)

                                       2
                      A. P. GREEN HOURLY INVESTMENT PLAN

                         Notes to Financial Statements

            During 1994 and 1993, participants could elect to have their contributions invested 100% in any one fund or 50%-50% between any two funds. Participants could also change their investment election and previous accumulated account balances each quarter. To change their investment option, transfer their prior accumulated account balances to another investment option, increase or decrease the percent of contributions or make requests for withdrawals, participants were required to provide a 15-day advance notice as of the first pay period of any calendar quarter. Effective January 1, 1995, the Plan was amended from a quarterly valuation schedule to a daily valuation schedule, thus allowing participants to make these changes on a daily basis with no advance notice. Participant contributions may also be divided between any of the funds in 1% increments.

            Company contributions are invested only in Company stock.  If the
              Trustee is unable to invest any contributions immediately, the money is temporarily invested in a common, commingled or collective investment fund and any earnings of the fund are credited to the participants' accounts.


      (b)   Basis of Presentation
            ---------------------
            The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for plan benefits and changes in those assets.

      (c)   Investments
            -----------
            Marketable investments are stated at fair value.  The fair value of marketable investments is based on quotations obtained from national security exchanges. Money market fund investments, not readily marketable or negotiable are stated at cost, which approximates fair value.

            Securities transactions are recognized on the settlement date.  No material trades were pending at December 31, 1994 or 1993; therefore, the value of investments on a settlement date basis approximates the value of investments on a trade date basis. Dividend income is recorded on the ex dividend date and interest income is recorded when earned.

            At December 31, 1994 and 1993, there were 70,783 and 55,961 shares of common stock of the Company held by the Plan, respectively.

      (d)   Costs of Plan Administration
            ----------------------------
            Fees and expenses incurred by the Trustee and the Plan
              Administrator in the administration of the Plan are paid by the Company. Expenses solely attributable to the investment of plan funds are paid from plan assets.

      (e)   Reclassifications
            -----------------
            Certain 1993 amounts have been reclassified to conform to the 1994 presentation.


                                                                (Continued)

                      A. P. GREEN HOURLY INVESTMENT PLAN

                         Notes to Financial Statements


(2)   Summary of Significant Plan Provisions
      --------------------------------------
      The Plan is a defined contribution plan sponsored by the Company and certain wholly owned subsidiaries and is subject to the provisions of ERISA. The Plan is structured to incorporate the provisions available under Section 401(k) of the Internal Revenue Code, which allows member and sponsor contributions to be excluded from federal and state income taxation within certain prescribed limits.


      (a)   Contributions
            -------------
            Company contributions are equal to 25% of each participant's quarterly contributions, not to exceed 6% of the participant's eligible earnings. All Company contributions are made conditioned upon their deductibility for federal income taxes. The Plan currently does not provide Company contributions for employees of the acquired General operations participating in the Plan.

      (b)   Participant Accounts
            --------------------
            Three accounts are maintained for each participant:  (1) a participant account for elective, voluntary contributions, (2) a participant cash account for employees' allocated shares of cash and (3) an employer account for the allocated shares of employer contributions, both cash and stock. Company contributions, plan earnings and forfeitures are allocated to the participants' accounts on a pro rata basis.

            Participants are at all times vested in the portion of their accounts attributable to their elective and voluntary contributions. For the portion of their accounts attributable to Company contributions, participants are fully vested after five years of continuous service.

      (c)   Payment of Benefits
            -------------------
            Under the terms of the Plan, participants retiring or becoming totally disabled become fully vested and are eligible to receive the entire balances in all of the accounts maintained for such participant by the Trustee. Participants terminating employment prior to retirement receive their contributions and the earnings on such contributions, as well as the portion of the employer contribution account and earnings of such account which is vested. In the event of death, the balances in a participant's accounts are fully vested and payable to the designated beneficiary.

            Distributions under the Plan are payable in a lump sum of either cash or stock.

(3)   Plan Termination
      ----------------
      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan or discontinue its contributions at any time subject to the Plan's provisions and the provisions of ERISA. In the event of termination of the Plan, the account balances of all affected participants shall become nonforfeitable. All unallocated Company shares shall be distributed to the participants according to their pro rata share of plan assets.

                                                                (Continued)

                      A. P. GREEN HOURLY INVESTMENT PLAN

                         Notes to Financial Statements


(4)   Summary of Assets Available for Plan Benefits
      ---------------------------------------------
      Assets available for plan benefits are comprised of the following:

                                                         1994       1993
                                                         ----       ----
      Assets available for benefit claims
        currently payable                            $    81,669     16,714
      Assets available for future benefit claims       3,087,348  2,304,971
                                                       ---------  ---------
           Assets available for plan benefits        $ 3,169,017  2,321,685
                                                       =========  =========


      For regulatory reporting under Form 5500, benefit claims currently payable are categorized as a liability with a corresponding reduction in assets available for plan benefits.

(5)   Federal Income Taxes
      --------------------
      The Plan's instruments have not been submitted to the Internal Revenue
        Service for a determination that the Plan meets the requirements to qualify it to be exempt from federal income taxes. However, in the opinion of the Plan Administrator and the Plan's counsel, the Plan and trust instruments satisfy the qualification requirements for tax exemption under applicable provisions of the Internal Revenue Code.

(6)   Investments
      -----------
      The following table presents the fair values of investments.
        Investments that represent 5% or more of the Plan's assets are separately identified:

                                                       1994       1993
                                                       ----       ----
      A. P. Green Industries, Inc. common stock,
        70,783 and 55,961 (as restated) shares,
        respectively                               $1,309,485    993,308
      Mercantile Collective GIC Fund                  537,429    346,895
      Vanguard Index Trust 500 Beneficial
        Interest - Open End Fund                         -       475,925
      Mercantile Arch Fund Balanced Portfolio         564,148    444,618
      Short-term investments - money market funds     720,250      9,960
                                                    ---------  ---------
                                                   $3,131,312  2,270,706
                                                    =========  =========

      During 1994 and 1993, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $44,171 and $415,737, respectively, as follows:

                                                       1994       1993
                                                       ----       ----
      Common stock                                  $  38,853    358,221
                                                       ------    -------
      Mutual funds:
        Mercantile Collective GIC Fund                 26,781     18,588
        Vanguard Index Trust 500 Beneficial Interest    3,840     26,389
        Mercantile Arch Fund Balanced Portfolio       (25,303)    12,539
                                                       ------    -------
             Total mutual funds                         5,318     57,516
                                                       ------    -------
                                                    $  44,171    415,737
                                                       ======    =======

                                                                Schedule 1

                       A. P. GREEN HOURLY INVESTMENT PLAN

                        Investments at End of Plan Year

                               December 31, 1994


Par value
or number                                                             Fair
of shares        Description of investment                 Cost      value
- ---------        -------------------------                 ----      -----

 70,783  Common stocks - A. P. Green Industries, Inc.*  $ 981,492 1,309,485
=======                                                 --------- ---------
         Mutual funds:
 41,674    Mercantile Collective GIC Fund                 478,647   537,429
 58,888    Mercantile Arch Fund Balanced Portfolio        586,282   564,148
- -------                                                 --------- ---------
100,562               Total mutual funds                1,064,929 1,101,577
=======                                                 --------- ---------
720,250  Short-term investments - money market funds      720,250   720,250
=======                                                 --------- ---------
                                                       $2,766,671 3,131,312
                                                        ========= =========

* Represents an allowable party-in-interest transaction.

See accompanying independent auditors' report.

                                                                                             Schedule 2

                                    A. P. GREEN
                               HOURLY INVESTMENT PLAN

                               Reportable Transactions

                            Year ended December 31, 1994


                                                                               Expense                            Net
                                                                              incurred        Cost   Value on    gain
 Identity of        Description of                Purchase   Selling  Lease     with           of   transaction   or
party involved       transaction                   price      price   rental transaction     assets     date     (loss)
- --------------       -----------                   -----      -----   ------ -----------     ------     ----     ------
Common stock fund:
   Kidder, Peabody Purchases and sales of
                    A.P. Green Industries, Inc.
                    common stock*               $  252,077 $   22,295    -        -       $  16,686       -      $ 5,609

   Trustee         Purchases and sales of
                    Arch Fund, Inc.
                    Class A shares                 418,829    296,599    -        -          296,599      -          -

Fixed income fund:
   Trustee         Purchases and sales of
                    Arch Fund, Inc.
                    Class A shares                 524,441    151,188    -        -          151,188      -          -

   Trustee         Purchases and sales of
                    Mercantile Collective
                    GIC Fund                       167,292      3,539    -        -            3,161      -          378

Equity fund:
   Trustee         Purchases and sales of
                    Arch Money Market Fund
                                                   900,618    895,405    -        -          895,405      -          -

   Trustee         Purchases and sales of
                    Vanguard Index Trust
                    500 Beneficial Interest
                    Portfolio                      226,623    706,388    -        -          658,088      -       48,300

Balanced fund:
   Trustee         Purchases and sales of
                    Arch Fund, Inc.
                    Class A shares                 406,803    197,209    -        -          197,209      -          -

   Trustee         Purchases and sales of
                    Mercantile Arch Fund
                    Balanced Portfolio
                    Trust Shares                   181,172     36,338    -        -           37,040      -         (702)
                                                ---------- ----------  -----    -----     ----------    -----    -------
                                                $3,077,855 $2,308,961    -        -       $2,255,376      -      $53,585
                                                ========== ==========  =====    =====     ==========    =====    =======

*  Represents allowable party-in-interest transactions

Certain individually reportable transactions have been aggregated.

See accompanying independent auditors' report.


                                  SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       A. P. GREEN HOURLY INVESTMENT PLAN



                                              /s/Gary L. Roberts
June 30, 1995                           By:________________________________
                                          Gary L. Roberts, Benefits
                                          Administration Committee;
                                          Vice President, Chief
                                          Financial Officer and
                                          Treasurer or A. P. Green
                                          Industries, Inc.


                                 EXHIBIT INDEX

Exhibit No.                            Exhibit
- -----------                            -------
   24                                  Consent of Independent Accountants